

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

<u>Via Facsimile</u>
Andrew D. Ory
President and Chief Executive Officer
Acme Packet, Inc.
100 Crosby Drive
Bedford, MA 01730

> **Re:** **Acme Packet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 18, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed on October 27, 2011**
> **Forms 8-K filed on May 11, July 21 and October 20, 2011**
> **File No. 001-33041**

Dear Mr. Ory:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief